Exhibit 99.3

January 16, 2025	Fahn Kanne & Co. Head Office 32 Hamasger Street Tel-Aviv 6721118, ISRAEL PO Box 36172, 6136101 T +972 3 7106666 F +972 3 7106660 www.gtfk.co.il

To:
Canadian Securities Exchange
British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Financial And Consumer Services Commission (New Brunswick)
Manitoba Securities Commission
Nova Scotia Securities Commission
Autorité Des Marchés Financiers
Financial And Consumer Affairs Authority of Saskatchewan
Office of the Superintendent of Securities (Prince Edward Island)
Office of the Superintendent of Securities (Newfoundland& Labrador)
Office of the Superintendent of Securities (Northwest Territories)
Department of Justice (Nunavut)
Department of Community Services (Yukon)

Dear Sirs / Mesdames

Re:          IM Cannabis Corp. - Change of Auditor Notice dated January 16, 2025

Pursuant to Part 4.11 of National Instrument 51-102, Continuous Disclosure Obligations, we have reviewed the notice of change of auditor of IM Cannabis Corp. dated January 16, 2025 (the “Notice”) and based on our knowledge of such information at this time, we agree with the statements contained in the Notice pertaining to our firm.

Yours sincerely,

/s/ FAHN KANNE & CO. GRANT THORNTON ISRAEL
FAHN KANNE & CO. GRANT THORNTON ISRAEL

Tel-Aviv, Israel

cc: The Board of Directors, IM Cannabis Corp.